EXHIBIT 21.1

Subsidiaries of MSCI Inc.

NAME	Jurisdiction of Incorporation/Organization

Barra, Inc.	Delaware

MSCI Limited	United Kingdom

Morgan Stanley Capital International Australia Pty Limited	Australia

Morgan Stanley Capital International Singapore Pte. Ltd.	Singapore

MSCI Barra Financial Information Consultancy (Shanghai) Limited	Shanghai

Morgan Stanley Capital International SA	Switzerland

Morgan Stanley Capital International Services Private Limited	India

MSCI KFT	Hungary

Subsidiaries of Barra, Inc.

NAME	Jurisdiction of Incorporation/Organization

Barra International, Ltd.	Delaware

Barra Japan Co., Ltd.	Japan

Financial Engineering Associates, Inc.	California

Subsidiaries of Barra International, Ltd.

NAME	Jurisdiction of Incorporation/Organization

Investment Performance Objects Pty Limited	Australia

Barra International, (Australia) Pty Limited	Australia

Barra Consult, Ltda.	Brazil